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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)(1)

                          Russ Berrie and Company, Inc.
                                (Name of Issuer)

                        Common Stock, $0.10 stated value
                         (Title of Class of Securities)

                                   782233 10 0
                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.      782233 10 0                                    PAGE 2 OF 6 PAGES


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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Myron Rosner
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                       (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

                               00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                               USA
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                                    7    SOLE VOTING POWER
                                               2,757
         NUMBER OF
          SHARES                  ----------------------------------------------
       BENEFICIALLY                 8    SHARED VOTING POWER
         OWNED BY                              4,446,202
           EACH
         REPORTING                ----------------------------------------------
          PERSON                    9    SOLE DISPOSITIVE POWER
           WITH                                2,757

                                  ----------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                               4,446,202

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,448,959
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 21.8 %
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

         The statement on Schedule 13D relating to the common stock, $0.10 stated value per share, of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on
Schedule 13D, filed on March 18, 2002 by Myron Rosner ("Amendment Number 1") as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Myron Rosner ("Amendment Number 2") and as amended by Amendment Number 3 to the statement on Schedule 13D, filed on July 10, 2002 by Myron Rosner ("Amendment Number 3" and together with the Initial Schedule 13D, Amendment Number 1 and Amendment Number 2, the "Schedule 13D") is hereby amended as follows. Except as otherwise amended, the Schedule 13D remains the same.

         ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Rosner does not have any plans or proposals which relate to or would result in: (a) other than as set forth in the following sentences, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of any securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above. Mr. Rosner may, in the future, depending on his assessment of the prospects of the Company and other factors, elect to acquire additional shares of common stock or to dispose of shares of common stock. It is expected that The Russell Berrie 1995 Annuity Trust will transfer 95,188 shares of common stock of the Company to The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee. It is further expected that The Russell Berrie 1999 Annuity Trust will transfer 503,557 shares of common stock of the Company to The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee.

         See also Item 5 below.


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         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) Mr. Rosner beneficially owns 4,448,959 shares, which represents 21.8% of the Company's outstanding common stock (based on 20,429,235 shares of common stock outstanding as of June 10, 2002), as follows:

                             (i) 2,757 shares held in a roll-over IRA plan, of which Mr. Rosner has sole voting power and sole dispositive power with respect to the shares.

                            (ii) 750 shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

                            (iii) 2,000,000 shares held of record by The Russell Berrie 2001 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                            (iv) 2,328,511 shares held of record by The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                             (v) 116,941 shares held of record by The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                                Mr. Rosner disclaims beneficial ownership of the shares set forth in clause (v).

                                This statement does not include 6,265 shares held beneficially and of record by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, of which Mr. Rosner is a co-trustee. This statement also does not include 5,305,194 shares held of record by The Russell Berrie 1999 Charitable Remainder Trust. Mr. Rosner is not trustee of, and has no power to revoke, The Russell Berrie 1999 Charitable Remainder Trust, but does have the right to remove the trustee and appoint a successor trustee.

                           (c) Item 4(c)(vi) of Amendment Number 3 is hereby amended to read as follows:


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                                   "(vi)    On July 3, 2002, The Leslie Berrie
                                            1993 Trust, of which Mr. Rosner is a
                                            co-trustee possessing shared voting
                                            power and shared dispositive power
                                            with respect to the shares held by
                                            such trust, sold 1,000 shares."

                                The following transactions were effected since filing Amendment Number 3.

                                      (i)   On July 16, 2002 Russell Berrie
                                            transferred 1,093,213 shares to The
                                            Russell Berrie 2002A Trust, of which
                                            Mr. Rosner is a co-trustee
                                            possessing shared voting power and
                                            shared dispositive power with
                                            respect to the shares held by such
                                            trust.

                                    (ii)    On July 29, 2002, The Russell Berrie
                                            1996 Annuity Trust transferred
                                            242,782 shares to The Russell Berrie
                                            2002A Trust, of which Mr. Rosner is
                                            a co-trustee possessing shared
                                            voting power and shared dispositive
                                            power with respect to the shares
                                            held by such trust.

                                   (iii)    Also on July 29, 2002, The Russell
                                            Berrie 1995 Annuity Trust
                                            transferred 94,168 shares to The
                                            Russell Berrie 2002A Trust, of which
                                            Mr. Rosner is a co-trustee
                                            possessing shared voting power and
                                            shared dispositive power with
                                            respect to the shares held by such
                                            trust.

                                   (iv) On August 1, 2002, The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust, sold 1,000 shares.

                           (d) Other than Myron Rosner, Liesa Rosner, Leslie Berrie and Russell Berrie, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included in Item 5(a)-(b).

                           (e)  Not applicable.


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                                    SIGNATURE

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  August 9 , 2002
                                       -------------------------------------
                                                      (Date)



                                                 /s/ Myron Rosner
                                       -------------------------------------
                                                    (Signature)



                                                     Myron Rosner
                                       -------------------------------------
                                                      (Name)


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